
02058598



PVF CAPITAL CORP.

ANNUAL REPORT

JUNE 30, 2002

Table of Contents


PVF CAPITAL CORP.

TO OUR SHAREHOLDERS

We are pleased to announce that fiscal 2002 was another successful year for PVF Capital Corp. During the year, the Company completed the move into its new corporate headquarters in Solon, Ohio and successfully opened a branch office on the first floor as well as new branch offices in Avon and Strongsville, Ohio. In addition, we introduced new technology that will bring a higher level of service to our customers, shareholders, and the communities we serve.

Despite a weak economy, historically low market interest rates, increased staffing, and increased operating costs attributable to the expansion of our branch network, the Company was able to improve on the prior year's operating results due to strong asset/liability management, our ability to limit the level of credit losses sustained, and a record $3.0 million in income from mortgage banking operations.

Consolidated assets of the Company declined by $56.9 million, or 7.7 percent, to $679.6 million at fiscal year end June 30, 2002. The decline in assets was primarily the result of a $46.2 million decrease in cash equivalents and securities that resulted from management's decision to repay borrowed money rather than reinvest funds from maturing securities. The Company originated a record $437.1 million in loans and recorded loan sales of $295.7 million for the year, which increased the loan servicing portfolio to $528.3 million. Earnings were $7.2 million, or $1.24 basic earnings per share and $1.21 diluted earnings per share, for the year ended June 30, 2002. Return on average assets was 1.03 percent and return on average common equity was 14.19 percent for the year.

In August 2002, the Company expanded its stock repurchase program to acquire an additional 5 percent of the Company's common stock. The original plan announced in June 1999 was for the purchase of up to 5 percent of the Company's common stock. Pursuant to this plan and our cash dividend policy, the Company repurchased 260,251 shares, or 4.7 percent, of its common stock through June 30, 2002 and paid a $0.296 per share cash dividend for the year. Continuation of the stock repurchase program and cash dividend policy will be dependent on the Company's financial condition, earnings, capital needs, regulatory requirements, and market conditions. Additionally, in July 2002, the Company declared a 10 percent stock dividend.

We welcome two new members to our Board of Directors. Gerald A. Fallon, a former Executive Vice President and Manager of Capital Markets for KeyBank, NA, Cleveland, Ohio, and Senior Managing Director of Capital Markets for McDonald Investments Inc., Cleveland, Ohio, now retired. Raymond J. Negrelli is an investor in and developer of real estate, primarily retail and office properties, in northeast Ohio. He is President of Raymond J. Negrelli, Inc., a General Partner in Bay Properties Co., and a General Partner of Landerbrook Co., all of which are based in Euclid, Ohio.

Visit our web site at *www.parkviewfederal.com.* The site provides information about our products and services, and provides access to current loan and deposit account rates, terms, and other information. In the coming year, we will be offering a full line of home banking services to better serve our expanding customer base.

We invite all shareholders to attend our Annual Meeting of Stockholders of PVF Capital Corp. on Monday October 21, 2002 at PVF Capital Corp.'s Corporate Center, 30000 Aurora Road, Solon, Ohio. We look forward to another successful year of service and dedication to the community, its members, our shareholders, and our customers.

Sincerely,



John R. Male
Chairman of the Board
and Chief Executive Officer



C. Keith Swaney
President

FULL SERVICE LOCATIONS

The significant growth of the Company over the past several years has been the result of our corporate plan to identify markets in need of the types of financial products and personalized service available at a community bank. Management has made a concentrated effort to restructure and expand our branch office network to provide greater accessibility to our present customer base and to attract new customers through a greater presence in higher-growth areas of our market.

Following our conversion to a publicly traded stock company, management recognized that the Company's ability to effectively grow and compete within today's ever-changing financial services industry would be based on a strong branch foundation. In 1994, we began building a base for growth and expansion by restructuring our branch office network, which was predominantly located on the East side of Cleveland. Over the next five years, we grew from seven to ten branch locations and expanded our services into Summit and Geauga counties with new offices in Macedonia, Bainbridge, and Chardon, Ohio. We also relocated a branch within Mayfield Heights, Ohio.

Beginning in 1999, consolidations within the local banking community presented us with opportunities to expand our branch network to the West side of Cleveland. During that year, we relocated our Parma branch office to North Royalton and opened a new branch in Medina. The following year, we relocated our North Moreland branch near Shaker Square in Cleveland, Ohio to Shaker Towne Centre in Shaker Heights, Ohio and opened a new branch in Solon, Ohio.

The year 2001 was a milestone year for the Company. We completed the move into and successfully opened our new Corporate Center headquarters and state-of-the-art branch office in Solon, Ohio. And, just this year, we opened two new branch offices. Our Strongsville branch opened in July and our Avon branch opened this month.

The restructuring and expansion of our branch network has positively poised the Company to compete within the rapidly changing financial services industry and has provided a strong foundation for further growth. Our growth has opened new markets to us in residential, construction, multi-family, and commercial real estate lending and has increased our ability to attract consumer deposits. Our basic strategy remains to function as a niche lender, providing our customers a wide range of lending products, collateralized by real estate, that may not be available to them at larger banks. With this in mind, we remain optimistic about the future role of community banks and will continue our efforts to identify new locations for the further growth of our branch network.

Park View Federal now has 15 full-service locations serving eight counties throughout the Greater Cleveland area. As we continue to grow, we remain committed to serving the financial needs of our customers and pledge our continued efforts to provide the best personal service to our customers, shareholders, and the communities we serve.


PARK VIEW FEDERAL
SAVINGS BANK

FULL SERVICE LOCATIONS

Avon Office
36311 Detroit Rd.
Avon, OH 44011
Tel: 440-934-3580



Bainbridge Office
8500 Washington St.
Chagrin Falls, OH 44023
Tel: 440-543-8889



Corporate Center Office
30000 Aurora Rd.
Solon, OH 44139
Tel: 440-914-3900



Beachwood Office
La Place
2111 Richmond Rd.
Beachwood, OH 44122
Tel: 216-831-6373



Bedford Heights Office
25350 Rockside Rd.
Bedford Hts., OH 44146
Tel: 440-439-2200



Chardon Office
408 Water St.
Chardon, OH 44024
Tel: 440-285-2343




CLEVELAND
Mentor
Chardon
Mayfield Hts.
Lakewood
Beachwood
Shaker Hts.
Avon
Bainbridge
Bedford Hts.
Corporate Ctr.
Solon
Strongsville
North Royalton
Macedonia
Medina
90
322
306
91
44
271
77
480
83
80
71
422
82
43

Lakewood-Cleveland Office
11010 Clifton Blvd.
Cleveland, OH 44102
Tel: 216-631-8900


PARK VIEW FEDERAL

Macedonia Office
497 East Aurora Rd.
Macedonia, OH 44056
Tel: 330-468-0055





Mayfield Heights Office
1456 SOM Center Rd.
Mayfield Hts., OH 44124
Tel: 440-449-8597



Medina Office
Reserve Square
3613 Medina Rd.
Medina, OH 44256
Tel: 330-721-7484


PARKVIEW

Mentor Office
Heisley Corners
6990 Heisley Rd.
Mentor, OH 44[illegible]
Tel: 440-944-02[illegible]


PARK VIEW FEDERAL SAVINGS BANK

North Royalton Office
13901 Ridge Rd.
North Royalton, OH 44133
Tel: 440-582-7417


PARK VIEW FEDERAL SAVINGS BANK

Shaker Heights Office
Shaker Towne Centre
16909 Chagrin Blvd.
Shaker Hts., OH 44120
Tel: 216-283-4003



Solon Office
Solar Shopping Center
34400 Aurora Rd.
Solon, OH 44139
Tel: 440-542-6070



Strongsville Office
17780 Pearl Rd.
Strongsville, OH 44136
Tel: 440-878-6010

Park View Federal's conveniently located full-service branch offices, with ample parking facilities immediately adjacent to each office, are equipped with state-of-the-art technology to process any transaction quickly and efficiently. Our loan officers and account representatives are available to answer any questions about our financial products and services. We pride ourselves on providing our customers with the best in financial assistance and personal service.



PARK VIEW FEDERAL
SAVINGS BANK

Better service from a better bank.

www.parkviewfederal.com

Financial Condition Data:

(dollars in thousands)	At June 30, 2002	2001	2000	1999	1998
Total assets	$679,620	$736,525	$612,986	$449,201	$433,279
Loans receivable held for investment, net	563,550	573,643	513,670	395,551	368,998
Loans receivable held for sale, net	11,680	6,152	10,738	1,772	1,645
Mortgage-backed securities held for investment, net	7,297	18,124	1,215	1,733	2,951
Cash equivalents and securities	69,435	115,607	70,931	35,423	51,017
Deposits	479,672	480,532	440,982	331,242	344,229
FHLB advances and notes payable	129,028	190,567	114,974	66,041	47,384
Stockholders' equity	52,299	48,006	42,900	38,856	31,209
Number of:					
Real estate loans outstanding	4,484	4,431	4,160	3,527	2,676
Savings accounts	30,223	30,567	28,915	24,346	25,122
Offices	13	12	11	10	10

Operating Data:

(dollars in thousands except for earnings per share)	Year Ended June 30, 2002	2001	2000	1999	1998
Interest income	$ 48,814	$ 53,962	$ 42,026	$ 35,347	$ 34,365
Interest expense	27,060	34,118	23,972	19,863	19,558
Net interest income before provision for loan losses	21,754	19,844	18,054	15,484	14,807
Provision for loan losses	558	225	850	0	246
Net interest income after provision for loan losses	21,196	19,619	17,204	15,484	14,561
Non-interest income	3,751	2,600	2,681	5,435	1,597
Non-interest expense	14,139	12,218	10,410	9,649	8,851
Income before federal income taxes	10,808	10,001	9,475	11,270	7,307
Federal income taxes	3,635	3,365	3,163	3,551	2,379
Net income	$ 7,173	$ 6,636	$ 6,312	$ 7,719	$ 4,928
Basic earnings per share	$ 1.24	$ 1.15	$ 1.09	$ 1.32	$ 0.85
Diluted earnings per share	$ 1.21	$ 1.12	$ 1.05	$ 1.27	$ 0.82

Other Data:

	At or For the Year Ended June 30,				
	2002	2001	2000	1999	1998
Return on average assets	1.03%	1.00%	1.21%	1.77%	1.23%
Return on average equity	14.19%	14.62%	15.45%	22.21%	17.11%
Interest rate spread information:					
Average during year	2.95%	2.75%	3.21%	3.26%	3.38%
Net interest margin	3.26%	3.09%	3.59%	3.68%	3.78%
Average interest-earning assets to average interest-bearing liabilities	107.64%	106.45%	107.98%	108.92%	107.93%
Non-accruing loans (> 90 days) and repossessed assets to total assets	1.23%	0.91%	0.87%	0.85%	0.92%
Stockholders' equity to total assets	7.70%	6.52%	7.00%	8.65%	7.20%
Ratio of average equity to average assets	7.24%	6.79%	7.80%	7.95%	7.18%
Dividend payout ratio	21.42%	20.78%	21.77%	0.00%	0.00%

Bank Regulatory Capital Ratios:

	2002	2001	2000	1999	1998
Ratio of tangible capital to adjusted total assets	7.88%	6.46%	6.68%	7.99%	7.21%
Ratio of core capital to adjusted total assets	7.88%	6.46%	6.68%	7.99%	7.21%
Ratio of Tier-1 risk-based capital to risk-weighted assets	10.84%	9.56%	9.24%	10.43%	10.11%
Ratio of risk-based capital to risk-weighted assets	11.63%	10.26%	10.00%	11.17%	10.93%

General

PVF Capital Corp. ("PVF" or the "Company") owns and operates Park View Federal Savings Bank ("Park View Federal" or the "Bank"), its principal and wholly-owned subsidiary, PVF Service Corporation, a wholly-owned real estate subsidiary, and Mid-Pines Land Co., a wholly-owned real estate subsidiary. Park View Federal has 13 offices located in Cleveland and surrounding communities, including recently opened branches in North Royalton, Medina, Solon, and Shaker Heights, Ohio. Offices in Strongsville and Avon, Ohio will open later this year. The Bank's principal business consists of attracting deposits from the general public through its branch offices and investing these funds in loans secured by first mortgages on real estate located in its market area, which consists of Cuyahoga, Lake, Geauga, Portage, Summit, Stark, Medina, and Lorain Counties in Ohio. The Bank has concentrated its activities on serving the borrowing needs of local homeowners and builders in its market area by originating both fixed-rate and adjustable-rate single-family mortgage loans, as well as construction loans, commercial real estate loans, and multi-family residential real estate loans. In addition, to a lesser extent, the Bank originates loans secured by second mortgages, including equity line of credit loans secured by real estate and loans secured by savings deposits. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and cost of funds are influenced by prevailing market rates of interest primarily on competing investments, account maturities, and the level of personal income and savings in the market area.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Overview of Financial Condition at June 30, 2002, 2001, and 2000

PVF had total assets of $679.6 million, $736.5 million, and $613.0 million at June 30, 2002, 2001, and 2000, respectively. The primary source of the Bank's total assets has been its loan portfolio. Net loans receivable and mortgage-backed securities totaled $582.5 million, $597.9 million, and $525.6 million at June 30, 2002, 2001, and 2000, respectively. The decrease of $15.4 million in net loans and mortgage-backed securities at June 30, 2002 resulted primarily from the repayment of mortgage-backed securities of $10.8 million. In addition, loans receivable decreased by $4.6 million. This resulted from decreases of $44.3 million in one-to-four family residential loans and $0.3 million in multi-family loans. These decreases were offset by increases of $15.7 million in home equity line of credit loans, $7.6 million in commercial equity line of credit loans, $7.4 million in commercial loans, $5.3 million in construction loans, $2.7 million in consumer loans, and $1.3 million in land loans. The decrease of $44.3 million in one-to-four family residential loans is attributable to historically low market interest rates that resulted in the origination of fixed-rate loans that are originated for sale. In addition, securities totaled $55.1 million, $50.2 million, and $65.3 million, and cash and cash equivalents totaled $14.3 million, $65.4 million, and $5.7 million at June 30, 2002, 2001, and 2000, respectively. Funds from the decrease of $15.4 million in net loans and mortgage-backed securities and $51.1 million in cash and cash equivalents and the increase of $3.6 million in notes payable were used to repay $65.1 million and $0.9 million in Federal Home Loan Bank ("FHLB") advances and deposits, respectively, and fund the increase of $4.9 million in securities.

The securities portfolio has been and will continue to be used primarily to meet the liquidity requirements of the Bank in its deposit taking and lending activities. The Bank has adopted a policy that permits investment only in U.S. government and agency securities or Triple-A-rated securities. The Bank invests primarily in securities having a final maturity of five years or less, federal funds sold, and deposits at the FHLB of Cincinnati. The entire portfolio matures within five years or less, and the Bank has no plans to change the short-term nature of its securities portfolio.

The Bank's deposits totaled $479.7 million, $480.5 million, and $441.0 million at June 30, 2002, 2001, and 2000, respectively. Advances from the FHLB of Cincinnati amounted to $120.7 million, $185.9 million, and $115.0 million at June 30, 2002, 2001, and 2000, respectively. Management's decision to repay FHLB advances and not to aggressively compete with market savings rates resulted in decreases in FHLB advances of $65.1 million and savings deposits of $0.9 million for the year ended June 30, 2002.

Capital

PVF's stockholders' equity totaled $52.3 million, $48.0 million, and $42.9 million at the years ended June 30, 2002, 2001, and 2000, respectively. The increases were the result of the retention of net earnings.

The Bank's primary regulator, The Office of Thrift Supervision ("OTS") has implemented a statutory framework for capital requirements which establishes five categories of capital strength, ranging from "well capitalized" to "critically undercapitalized." An institution's category depends upon its capital level in relation to relevant capital measures, including two risk-based capital measures, a tangible capital measure, and a core/leverage capital measure. At June 30, 2002, the Bank was in compliance with all of the current applicable regulatory capital measurements to meet the definition of a well-capitalized institution, as demonstrated in the following table:

(dollars in thousands)	Park View Federal Capital	Percent of Assets [1]	Requirement for Well-Capitalized Institution
GAAP capital	$53,553	7.91%	N/A
Tangible capital	$53,394	7.88%	N/A
Core capital	$53,394	7.88%	5.00%
Tier-1 risk-based capital	$53,394	10.84%	6.00%
Risk-based capital	$57,266	11.63%	10.00%

[1] Tangible and core capital levels are shown as a percentage of total adjusted assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

Common Stock and Dividends

The Company's common stock trades under the symbol "PVFC" on the Nasdaq Small-Cap Market. A three-for-two stock split effected in the form of a dividend was issued in August 1998, a 10 percent stock dividend was issued in September 1999, a 10 percent stock dividend was issued in September 2000, a 10 percent stock dividend was issued in August 2001, and a 10 percent stock dividend was issued in August 2002. As adjusted to reflect all stock dividends and all stock splits, the Company had 5,858,606 shares of common stock outstanding and approximately 267 holders of record of the common stock at September 10, 2002. OTS regulations applicable to all Federal Savings Banks such as Park View Federal limit the dividends that may be paid by the Bank to PVF. Any dividends paid may not reduce the Bank's capital below minimum regulatory requirements.

In June 1999, the Company announced a stock repurchase program to acquire up to 5 percent of the Company's common stock and a quarterly cash dividend policy. In August 2002, the Company announced that it had extended its stock repurchase program to acquire up to an additional 5 percent of the Company's common stock. The stock repurchase program is dependent on market conditions with no guarantee as to the exact number of shares to be repurchased. At June 30, 2002, the Company had acquired 260,251 shares, or 4.7 percent, of the Company's common stock. The cash dividend policy remains dependent upon the Company's financial condition, earnings, capital needs, regulatory requirements, and economic conditions. A quarterly cash dividend of $0.072 per share, $0.073 per share, and $0.074 per share was paid on the Company's outstanding common stock in fiscal 2000, 2001, and 2002, respectively.

The following table sets forth certain information as to the range of the high and low bid prices for the Company's common stock for the calendar quarters indicated. [(1)]

	Fiscal 2002		Fiscal 2001	
	High Bid	Low Bid	High Bid	Low Bid
Fourth Quarter	$12.05	$ 9.82	$ 9.30	$ 7.99
Third Quarter	10.15	9.09	8.26	7.44
Second Quarter	10.23	8.45	8.47	7.03
First Quarter	12.73	8.45	8.57	6.76

(1) Quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not represent actual transactions. Bid prices have been adjusted to reflect the previously described stock dividends and stock splits.

Liquidity and Capital Resources

The Company's liquidity measures its ability to fund loans and meet withdrawals of deposits and other cash outflows in a cost-effective manner. The Company's primary sources of funds for operations are deposits from its primary market area, principal and interest payments on loans and mortgage-backed securities, sales of loans and mortgage-backed securities, proceeds from maturing securities, and advances from the FHLB of Cincinnati. While loan and mortgage-backed securities payments and maturing securities are relatively stable sources of funds, deposit flows and loan prepayments are greatly influenced by prevailing interest rates, economic conditions, and competition. FHLB advances may be used on a short-term basis to compensate for deposit outflows or on a long-term basis to support expanded lending and investment activities.

The Bank uses its capital resources principally to meet its ongoing commitment to fund maturing certificates of deposit and deposit withdrawals, repay borrowings, fund existing and continuing loan commitments, maintain its liquidity, and meet operating expenses. At June 30, 2002, the Bank had commitments to originate loans totaling $44.4 million and had $58.1 million of undisbursed loans in process. Scheduled maturities of certificates of deposit during the 12 months following June 30, 2002 totaled $291.1 million. Management believes that a significant portion of the amounts maturing during fiscal 2003 will be reinvested with the Bank because they are retail deposits, however, no assurances can be made that this will occur.

Park View Federal maintains liquid assets sufficient to meet operational needs. The Bank's most liquid assets are cash and cash equivalents, which are short-term, highly-liquid investments with original maturities equal to or less than three months that are readily convertible to known amounts of cash. The levels of such assets are dependent upon the Bank's operating, financing, and investment activities at any given time. Management believes that the liquidity levels maintained are more than adequate to meet potential deposit outflows, repay maturing FHLB advances, fund new loan demand, and cover normal operations.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates, and equity prices. The Bank's market risk is composed of interest rate risk.

Asset/Liability Management: The Bank's asset and liability committee ("ALCO"), which includes senior management representatives, monitors and considers methods of managing the rate sensitivity and repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in net portfolio value ("NPV") and net interest income. Park View Federal's asset and liability management program is designed to

Profile of Interest Sensitive Assets


8.8% Investment securities 60 months or less
1.3% Overnight Fed funds
1.2% Consumer loans
40.5% Adjustable-rate single-family mortgage loans
39.6% Adjustable-rate other mortgage loans
3.8% Fixed-rate other mortgage loans
1.1% Adjustable-rate mortgage-backed securities
3.7% Fixed-rate single-family mortgage loans

Profile of Interest Sensitive Liabilities


20.2% FHLB Advances over 13 months
1.4% Other borrowings 60 months or less
9.9% Transaction accounts
6.2% Passbook accounts
42.6% CDs 12 months or less
2.6% CDs over 36 months
4.1% CDs 13 to 24 months
13.0% CDs 25 to 36 months

minimize the impact of sudden and sustained changes in interest rates on NPV and net interest income.

The Bank's exposure to interest rate risk is reviewed on a quarterly basis by the Board of Directors and the ALCO. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of the Bank's assets and liabilities. If estimated changes to NPV and net interest income are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits.

In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten its effective maturity, and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans and adjustable-rate mortgage loans for the acquisition, development, and construction of residential and commercial real estate, all of which are retained by the Bank for its portfolio. In addition, all long-term, fixed-rate mortgages are underwritten according to guidelines of the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA") and are either swapped with the FHLMC and the FNMA in exchange for mortgage-backed securities secured by such loans, which are then sold in the market or sold directly for cash in the secondary market.

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in NPV of its cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of an immediate and sustained 1 and 2 percent increase or decrease in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the NPV ratio (ratio of market value of portfolio equity to the market value of portfolio assets) of 0.5 and 1.0 percent in the event of an immediate and sustained 1 and 2 percent increase or decrease in market interest rates. The following table presents the Bank's projected change in NPV for the various rate shock levels at June 30, 2002 and 2001. All market risk sensitive instruments presented in this table are held to maturity or available for sale. The Bank has no trading securities.

(dollars in thousands)	June 30, 2002			June 30, 2001		
Change in Interest Rates	Market Value of Portfolio Equity	Dollar Change	NPV Ratio	Market Value of Portfolio Equity	Dollar Change	NPV Ratio
+2%	$ 74,641	$ 678	10.67%	$ 54,695	$ (12,267)	7.35%
+1%	75,347	1,384	10.71	61,312	(5,650)	8.15
0	73,963		10.46	66,962		8.80
-1%	70,065	(3,897)	9.88	68,323	1,361	8.93
-2%	N/A	N/A	N/A	67,227	265	8.73

The table illustrates that at June 30, 2002, in the event of an immediate and sustained increase in prevailing market interest rates, the Bank's NPV ratio would be expected to increase, while in the event of an immediate and sustained decrease in prevailing market rates, the Bank's NPV ratio would be expected to decrease. While at June 30, 2001, in the event of an immediate and sustained increase in prevailing market interest rates, the Bank's NPV ratio would decrease, while an immediate and sustained decrease in market interest rates had little impact on the Bank's NPV ratio. The Bank carefully monitors the maturity and repricing of its interest-earning assets and interest-bearing liabilities to minimize the effect of changing interest rates on its NPV. At June 30, 2002, the Bank's estimated changes in NPV ratio were within the targets established by the Board of Directors in the event of an immediate and sustained increase in prevailing market interest rates, but slightly exceeded Board-approved target levels in a decreasing interest rate environment. The Bank's interest rate risk ("IRR") position currently exceeds Board-approved target levels in a decreasing interest rate environment because of the maturity and repricing characteristics of assets and liabilities. The balance sheet is primarily comprised of interest-earning assets having a maturity and repricing period of from one month to five years. These assets were funded utilizing interest-bearing liabilities having a final maturity of two years or less and advances convertible at the option of the FHLB of Cincinnati. Management will carefully monitor its IRR position and will make the necessary adjustments to its asset and liability mix to bring the Bank's NPV ratio to within target levels established by the Board of Directors.

NPV is calculated by the OTS using information provided by the Bank. The calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by Bloomberg quotations and surveys performed during the quarters ended June 30, 2002 and 2001, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and the quarter-end date.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Actual values may differ from those projections set forth in the table, should market conditions vary from assumptions used in the preparation of the table. Certain assets such as adjustable-rate loans, which represent the Bank's primary loan product, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an interest rate increase.

The Bank uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The following table summarizes the Bank's interest rate sensitivity gap analysis at June 30, 2002. The table indicates that the Bank's one year and under ratio of cumulative gap to total assets is a positive 10.0 percent, one-to-three year ratio of cumulative gap to total assets is a positive 7.6 percent, and three-to-five year ratio of cumulative gap to total assets is a positive 19.6 percent.

The positive gap position of the Bank explains the change in the Bank's NPV ratio to an immediate and sustained 1 and 2 percent increase and a 1 percent decrease in market interest rates.

(dollars in thousands)	Within 1 Year	1-3 Years	3-5 Years	>5 Years	Total
Total interest-rate-sensitive assets	$321,183	$143,586	$119,384	$ 57,282	$647,435
Total interest-rate-sensitive liabilities	259,071	159,835	38,362	139,339	596,607
Periodic GAP	68,112	(16,249)	81,022	82,057	50,828
Cumulative GAP	68,112	51,863	132,885	50,828	
Ratio of cumulative GAP to total assets	10.0%	7.6%	19.6%	7.5%	

Results of Operations

General

PVF Capital Corp.'s net income for the year ended June 30, 2002 was $7.2 million, or $1.24 basic earnings per share and $1.21 diluted earnings per share as compared to $6.6 million, or $1.15 basic earnings per share and $1.12 diluted earnings per share for fiscal 2001, and $6.3 million, or $1.09 basic earnings per share and $1.05 diluted earnings per share for fiscal 2000. All per share amounts have been adjusted for stock dividends and stock splits.

Net income for the current year increased by $0.5 million from the prior fiscal year and was $0.9 million greater than net income for fiscal 2000.

Net Interest Income

Net interest income amounted to $21.8 million for the year ended June 30, 2002, as compared to $19.8 million and $18.1 million for the years ended June 30, 2001 and 2000, respectively. Changes in the level of net interest income reflect changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities. Tables 1 and 2 provide information as to changes in the Bank's net interest income.

Table 1 sets forth certain information relating to the Bank's average interest-earning assets (loans and securities) and interest-bearing liabilities (deposits and borrowings) and reflects the average yield on assets and average cost of liabilities for the periods and at the dates indicated. Such yields and costs are derived by dividing interest income or interest expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accrual loans are included in the net loan category.

Table 1 also presents information for the periods indicated with respect to the difference between the weighted-average yield earned on interest-earning assets and weighted-average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net interest margin" or "net yield on interest-earning assets," which is its net interest income divided by the average balance of net interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities.

Table 2 illustrates the extent to which changes in interest rates and shifts in the volume of interest-related assets and liabilities have affected the Bank's interest income and

Table 1

Average Balances, Interest and Average Yields and Rates
For the Year Ended June 30,

(dollars in thousands)	2002 Average Balance	2002 Interest	2002 Yield/ Cost	2001 Average Balance	2001 Interest	2001 Yield/ Cost	2000 Average Balance	2000 Interest	2000 Yield/ Cost
Interest-earning assets:									
Loans	$581,812	$ 44,323	7.62%	$551,424	$ 48,101	8.72%	$448,163	$ 38,390	8.57%
Mortgage-backed securities	11,662	719	6.17	16,059	1,189	7.40	1,401	90	6.42
Securities and other interest-earning assets	73,588	3,772	5.13	74,046	4,672	6.31	53,808	3,546	6.59
Total interest-earning assets	667,062	48,814	7.32	641,529	53,962	8.41	503,372	42,026	8.35
Non-interest-earning assets	30,112			26,786			20,251		
Total assets	$697,174			$668,315			$523,623		
Interest-bearing liabilities:									
Deposits	$471,320	$ 20,995	4.45	$480,692	$ 27,080	5.63	$386,242	$ 19,409	5.03
FHLB advances	142,820	5,824	4.08	117,624	6,682	5.68	79,862	4,558	5.71
Notes payable	5,600	241	4.30	4,331	356	8.22	53	5	9.50
Total interest-bearing liabilities	619,740	27,060	4.37	602,647	34,118	5.66	466,157	23,972	5.14
Non-interest-bearing liabilities	26,947			20,267			16,604		
Total liabilities	646,687			622,914			482,761		
Stockholders' equity	50,487			45,401			40,862		
Total liabilities and stockholders' equity	$697,174			$668,315			$523,623		
Net interest income		$ 21,754			$ 19,844			$ 18,054	
Interest rate spread			2.95%			2.75%			3.21%
Net yield on interest-earning assets			3.26%			3.09%			3.59%
Ratio of average interest-earning assets to average interest-bearing liabilities	107.64%			106.43%			107.98%		

expense during the years indicated. The table shows the changes by major component, distinguishing between changes relating to volume (changes in average volume multiplied by average old rate) and changes relating to rate (changes in average rate multiplied by average old volume). Changes not solely attributable to volume or rate have been allocated in proportion to the changes due to volume and rate.

As is evidenced by these tables, interest rate changes had a positive effect on the Bank's net interest income for the year ended June 30, 2002, and unfavorably affected the Bank's net interest income for the year ended June 30, 2001. Due to the repricing characteristics of the Bank's loan portfolio and short-term nature of its deposit portfolio, along with declining interest rates during much of the year ended June 30, 2002 and June 30, 2001, the Bank experienced an increase of 20 basis points in its interest rate spread to 2.95 percent for fiscal 2002 from 2.75 percent for fiscal 2001, and during fiscal 2001 its interest rate spread decreased 46 basis points from 3.21 percent for fiscal 2000. These changes in average interest rate spread contributed to an increase in net interest income for the year ended June 30, 2002 of $0.5 million, and a decrease in net interest income for the year ended June 30, 2001 of $1.7 million due to interest rate changes.

Net interest income was favorably affected by volume changes during the years ended June 30, 2002 and 2001. Accordingly, net interest income grew by $1.4 million and $3.5 million due to volume changes for the years ended June 30, 2002 and 2001, respectively.

The rate/volume analysis illustrates the effect that volatile interest rate environments can have on a financial institution. Increasing interest rates or a flattening yield curve will both have a negative effect on net interest income, while decreasing interest rates or a steepening yield curve will both have a positive effect on net interest income.

Table 2

(dollars in thousands)	Year Ended June 30, 2002 vs. 2001 Increase (Decrease) Due to			2001 vs. 2000 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Loans	$ 2,315	$(6,093)	$(3,778)	$ 9,006	$ 704	$ 9,710
Mortgage-backed securities	(271)	(199)	(470)	1,086	14	1,100
Securities and other interest-earning assets	(23)	(877)	(900)	1,241	(115)	1,126
Total interest-earning assets	2,021	(7,169)	(5,148)	11,333	603	11,936
Interest expense:						
Deposits	(417)	(5,667)	(6,084)	5,321	2,350	7,671
FHLB advances	1,028	(1,886)	(858)	2,144	(22)	2,122
Notes payable	54	(170)	(116)	352	1	353
Total interest-bearing liabilities	665	(7,723)	(7,058)	7,817	2,329	10,146
Net interest income	$ 1,356	$ 554	$ 1,910	$ 3,516	$(1,726)	$ 1,790

Provision for Loan Losses

The Bank carefully monitors its loan portfolio and establishes levels of general and specific reserves for loan losses. Provisions for loan losses are charged to earnings to bring the total allowances for loan losses to a level considered adequate by management to provide for probable loan losses inherent in the loan portfolio as of each balance sheet date, based on prior loss experience, volume and type of lending conducted by the Bank, industry standards, and past due loans in the Bank's loan portfolio. The Bank's policies require the review of assets on a regular basis, and the Bank appropriately classifies loans as well as other assets if warranted. The Bank establishes specific provisions for loan losses when a loan is deemed to be uncollectible in an amount equal to the net book value of the loan or to any portion of the loan deemed uncollectible. A loan that is classified as either substandard or doubtful is assigned an allowance based upon the specific circumstances on a loan-by-loan basis after consideration of the underlying collateral and other pertinent economic and market conditions. In addition, the Bank maintains general allowances based upon the establishment of a risk category for each type of loan in the Bank's portfolio.

The Bank uses a systematic approach in determining the adequacy of its loan loss allowance and the necessary provision for loan losses, whereby the loan portfolio is reviewed generally and delinquent loan accounts are analyzed individually, on a monthly basis. Consideration is given primarily to the types of loans in the portfolio and the overall risk inherent in the portfolio as well as, with respect to individual loans, account status, payment history, ability to repay and probability of repayment, and loan-to-value percentages. After reviewing current economic conditions, changes in delinquency status, and actual loan losses incurred by the Bank, management establishes an appropriate reserve percentage applicable to each category of loans, and a provision for loan losses is recorded when necessary to bring the allowance to a level consistent with this analysis. During the year ended June 30, 2000, management conducted a review of the established reserve percentages used in calculating the required loan loss allowance. This review was conducted using the most currently available national and regional aggregate thrift industry data on charge-offs along with an analysis of historical losses experienced by the Bank according to type of loan. As a result of this analysis, management made moderate adjustments to the required reserve percentages on various loan categories to more accurately reflect probable losses. Management believes it uses the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions.

During 2002, the Bank experienced a decline in the loan portfolio of $4.6 million, or 0.8 percent, while maintaining the composition of the loan portfolio. In addition, the level of impaired loans increased from $5.4 million to $13.0 million, while the specific allowance related to impaired loans increased from $25,000 to $30,000. The increase in the level of impaired loans to total loans caused the percentage of allowance for loan losses to impaired loans to decrease from 65 to 30 percent. Net charge-offs increased from $93,000 in 2001 to $176,000 in 2002. Therefore, taking into consideration the higher level of impaired loans, as well as the higher level of net charge-offs and the overall performance of the loan portfolio, the Bank provided $558,000 of additional provision to increase the allowance to a level deemed appropriate of $3.9 million.

During 2001, the Bank experienced growth in the loan portfolio of $55.4 million, or 10.6 percent, while maintaining the composition of the loan portfolio. In addition, the level of impaired loans increased from $5.1 million to $5.4 million, while the specific allowance related to impaired loans increased from $1,000 to $25,000. The increase in the level of impaired loans to total loans caused the percentage of allowance for loan losses to impaired loans to decrease from 67 to 65 percent. Net charge-offs increased from $92,000 in 2000 to $93,000 in 2001. Therefore, taking into consideration the growth of the portfolio, the higher level of impaired loans, as well as net charge-offs and the overall performance of the loan portfolio, the Bank provided $225,000 of additional provision to maintain the allowance at a level deemed appropriate of $3.5 million.

Non-interest Income

Non-interest income amounted to $3.8 million, $2.6 million, and $2.7 million for the years ended June 30, 2002, 2001, and 2000, respectively. The fluctuations in non-interest income are due primarily to fluctuations in income derived from mortgage banking activities, fee income on deposit accounts, gain on sale of real estate, and rental income. Income attributable to mortgage banking activities consists of loan servicing income, gains and losses on the sale of loans and mortgage-backed securities, and market valuation provisions and recoveries. Income from mortgage banking activities amounted to $2,985,000, $1,135,000, and $718,000 for the years ended June 30, 2002, 2001, and 2000, respectively. The increase in income from mortgage banking activities of $1.9 million from the year ended June 30, 2001 to 2002 is due to an increase in net profit realized on the sale of loans. The increase in income from mortgage banking activities of $417,000 from the year ended June 30, 2000 to 2001 is primarily due to an increase in net profit realized on the sale of loans. Gain on the sale of real estate amounted to $301,000 and $207,000 for the years ended June 30, 2001 and 2000, respectively. Other non-interest income amounted to $766,000, $1,164,000, and $1,755,000 for the years ended June 30, 2002, 2001, and 2000, respectively. The decrease in other non-interest income of $398,000 from the year ended June 30, 2001 to June 30, 2002 is attributable to a decline in rental income in 2002. The decrease in other non-interest income of $591,000 from the year ended June 30, 2000 to June 30, 2001 is primarily due to insurance proceeds of $672,000 recovered in 2000 for legal costs previously incurred relating to the settlement of a lawsuit by PVF Holdings, Inc., a wholly-owned subsidiary of PVF Capital Corp. Changes in other non-interest income are typically the result of service and other miscellaneous fee income, rental income, insurance proceeds, income realized on the sale of assets and investments, and the disposal of real estate owned properties.

Non-interest Expense

Non-interest expense amounted to $14.1 million, $12.2 million, and $10.4 million for the years ended June 30, 2002, 2001, and 2000, respectively. The principal component of non-interest expense is compensation and related benefits which amounted to $7.6 million, $6.5 million, and $5.7 million for the years ended June 30, 2002, 2001, and 2000, respectively. The increase in compensation for the years ended June 30, 2002 and 2001 is due primarily to growth in the staff, employee 401K benefits, a compensation incentive plan for management, and inflationary salary and wage adjustments to employees. Office occupancy totaled $2.8 million, $2.6 million, and $2.0 million for the years ended June 30, 2002, 2001, and 2000, respectively. The increased occupancy expense is attributable to the cost of our new corporate center in Solon, Ohio, maintenance and repairs to office buildings, and the cost of opening and operating additional branch offices. Other non-interest expense totaled $3.7 million, $3.1 million, and $2.7 million for the years ended June 30, 2002, 2001, and 2000, respectively. Changes in other non-interest expense are primarily the result of advertising, professional and legal services, regulatory and insurance expenses, and franchise tax expense.

Federal Income Taxes

The Company's federal income tax expense was $3.6 million, $3.4 million, and $3.2 million for the years ended June 30, 2002, 2001, and 2000, respectively. Due to the availability of tax credits for the years ended June 30, 2002, 2001, and 2000, and other miscellaneous deductions, the Company's effective federal income tax rate was below the expected tax rate of 35 percent with an effective rate of 34, 34, and 33 percent for the years ended June 30, 2002, 2001, and 2000, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. For further information regarding the effect of interest rate fluctuations on the Bank, see "Market Risk Management."

Effect of New Financial Accounting Standards

On July 20, 2001, The Financial Accounting Standards Board issued Statements No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Poolings initiated prior to June 30, 2001 are grandfathered. Statement 142 replaces the requirement to amortize intangible assets with indefinite lives and goodwill with a requirement for an impairment test. Statement 142 also requires an evaluation of intangible assets and their useful lives and a transitional impairment test for goodwill and certain intangible assets. After transition, the impairment tests will be performed annually. PVF Capital Corp. adopted Statement 141 on July 1, 2001 and adopted Statement 142 on July 1, 2002. Management determined that the adoption of Statement 142 will not have a material impact on the Company's Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which amends SFAS No. 121 by addressing business segments accounted for as a discontinued operation under Accounting Principles Board Opinion No. 30. This Statement is effective for fiscal years beginning after December 15, 2001. The effect of this Statement on the financial position and results of operations of the Company is not expected to be material.

In July 2002, FASB issued SFAS No. 146, "Obligations Associated with Disposal Activities." This standard covers accounting for costs associated with exit or disposal activities, such as lease termination costs or employee severance costs. The Statement replaces EITF 94-3, and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. It requires these costs to be recognized when they are incurred rather than at date of commitment to an exit or disposal plan. Management has not yet determined the impact of adopting this standard.


PVF CAPITAL CORP.



PARK VIEW FEDERAL
SAVINGS BANK

Board of Directors

John R. Male
Chairman of the Board and
Chief Executive Officer

C. Keith Swaney
President, Chief Operating Officer
and Chief Financial Officer

Gerald A. Fallon
Retired

Robert K. Healey
Retired

Stanley T. Jaros
Partner
Moriarty & Jaros, P.L.L.

Raymond J. Negrelli
President
Raymond J. Negrelli, Inc.

Stuart D. Neidus
Chairman and
Chief Executive Officer
Anthony & Sylvan Pools Corporation

Officers

John R. Male
Chairman of the Board and
Chief Executive Officer

C. Keith Swaney
President, Chief Operating Officer
and Chief Financial Officer

Jeffrey N. Male
Executive Vice President

Anne M. Johnson
Senior Vice President
Operations

Carol S. Porter
Corporate Secretary and
Marketing Director

Edward B. Debevec
Treasurer

Mark E. Fosnaught
Vice President
Branch Coordinator

William J. Harr, Jr.
Vice President

Adeline Novak
Vice President
Human Resources

Robert J. Papa
Vice President
Construction Lending

John E. Schimmelmann
Vice President
Deposit Operations

Kennaird H. Stewart
Vice President
Commercial Real Estate Lending

Robert D. Toth
Vice President
Information Systems

Office Locations and Hours

Avon Office
36311 Detroit Road
Avon, Ohio 44011
440-934-3580

Bainbridge Office
8500 Washington Street
Chagrin Falls, Ohio 44023
440-543-8889

Bedford Heights Office
25350 Rockside Road
Bedford Hts., Ohio 44146
440-439-2200

Chardon Office
408 Water Street
Chardon, Ohio 44024
440-285-2343

Macedonia Office
497 East Aurora Road
Macedonia, Ohio 44056
330-468-0055

Mayfield Heights Office
1456 SOM Center Road
Mayfield Hts., Ohio 44124
440-449-8597

Medina Office
Reserve Square
3613 Medina Road
Medina, Ohio 44256
330-721-7484

Mentor Office
Heisley Corners
6990 Heisley Road
Mentor, Ohio 44060
440-944-0276

North Royalton Office
13901 Ridge Road
North Royalton, Ohio 44133
440-582-7417

Solon Office
Solar Shopping Center
34400 Aurora Road
Solon, Ohio 44139
440-542-6070

Strongsville Office
17780 Pearl Road
Strongsville, Ohio 44136
440-878-6010

LOBBY
Mon., Tues., Wed., Thurs.:
9:00 am - 4:30 pm
Friday: 9:00 am - 5:30 pm
Saturday: 9:00 am - 1:00 pm

AUTO TELLER
Mon., Tues., Wed., Thurs.:
9:00 am - 5:00 pm
Friday: 9:00 am - 6:00 pm
Saturday: 9:00 am - 1:00 pm

Beachwood Office
La Place
2111 Richmond Road
Beachwood, Ohio 44122
216-831-6373

Lakewood-Cleveland Office
11010 Clifton Blvd.
Cleveland, Ohio 44102
216-631-8900

LOBBY
Mon., Tues., Thurs.:
9:00 am - 4:30 pm
Friday: 9:00 am - 5:30 pm
Saturday: 9:00 am - 1:00 pm
Closed Wednesday

AUTO TELLER
Mon., Tues., Thurs.:
9:00 am - 5:00 pm
Friday: 9:00 am - 6:00 pm
Saturday: 9:00 am - 1:00 pm
Closed Wednesday

Shaker Heights Office
Shaker Towne Centre
16909 Chagrin Blvd.
Shaker Hts., Ohio 44120
216-283-4003

LOBBY
Mon., Tues., Wed., Thurs.:
9:00 am – 4:30 pm
Friday: 9:00 am – 6:00 pm
Saturday: 9:00 am – 1:00 pm

Corporate Center Office
30000 Aurora Road
Solon, Ohio 44139
440-914-3900

LOBBY & AUTO TELLER
Monday - Friday:
9:00 am – 5:00 pm
Closed Saturday


PVF CAPITAL CORP.



INDEPENDENT AUDITORS' REPORT

The Board of Directors
PVF Capital Corp.

We have audited the accompanying consolidated statements of financial condition of PVF Capital Corp. (Company) as of June 30, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The 2001 and 2000 financial statements were audited by other auditors, whose reported dated July 27, 2001 expressed on unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PVF Capital Corp. as of June 30, 2002, and the results of its operations and its cash flows of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Cleveland, Ohio
July 17, 2002

PVF CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

June 30, 2002 and 2001

ASSETS	2002	2001
Cash and amounts due from depository institutions	$ 4,526,976	$ 8,144,926
Interest bearing deposits	1,736,712	1,200,192
Federal funds sold	8,050,000	56,050,000
Cash and cash equivalents	14,313,688	65,395,118
Securities held to maturity (fair values of $55,751,561 and $50,211,605, respectively)	55,121,211	50,211,605
Mortgage-backed securities held to maturity (fair values of $7,500,739 and $18,585,184, respectively)	7,297,206	18,123,936
Loans receivable held for long-term investment, net of allowance for loan losses of $3,901,839 and $3,520,198, respectively	563,550,556	573,643,498
Loans receivable held for sale, net	11,679,735	6,151,814
Office properties and equipment, net	9,817,348	7,783,457
Real estate held for investment	1,650,000	1,300,000
Real estate owned	564,316	547,279
Stock in the Federal Home Loan Bank of Cincinnati	9,947,624	9,442,305
Prepaid expenses and other assets	5,678,431	3,925,903
Total assets	$ 679,620,115	$ 736,524,915

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Liabilities:		
Deposits	$ 479,672,218	$ 480,532,150
Advances from the Federal Home Loan Bank of Cincinnati	120,739,695	185,866,855
Notes payable	8,288,020	4,700,000
Advances from borrowers for taxes and insurance	7,320,613	6,469,061
Accrued expenses and other liabilities	11,300,991	10,950,714
Total liabilities	627,321,537	688,518,780
Commitments and contingencies		
Stockholders' equity:		
Serial preferred stock, $.01 par value, 1,000,000 shares authorized; none issued	--	--
Common stock, $.01 par value, 15,000,000 shares authorized; 6,045,352 and 5,331,314 shares issued, respectively	60,454	53,313
Additional paid-in capital	37,342,458	31,237,583
Retained earnings (substantially restricted)	17,697,883	17,877,854
Treasury stock, at cost, 260,251 and 123,857 shares, respectively	(2,802,217)	(1,162,615)
Total stockholders' equity	52,298,578	48,006,135
Total liabilities and stockholders' equity	$ 679,620,115	$ 736,524,915

See accompanying notes to consolidated financial statements.

PVF CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended June 30, 2002, 2001, and 2000

	2002	2001	2000
Interest income:			
Loans	$ 44,322,897	$ 48,100,662	$ 38,390,556
Mortgage-backed securities	719,321	1,189,468	89,987
Cash and securities	3,772,463	4,671,814	3,545,785
Total interest income	48,814,681	53,961,944	42,026,328
Interest expense:			
Deposits	20,995,003	27,079,731	19,409,126
Short-term borrowings	6,065,389	7,038,219	4,563,252
Total interest expense	27,060,392	34,117,950	23,972,378
Net interest income	21,754,289	19,843,994	18,053,950
Provision for loan losses	558,000	225,000	850,000
Net interest income after provision for loan losses	21,196,289	19,618,994	17,203,950
Noninterest income:			
Service and other fees	625,631	562,613	482,208
Mortgage banking activities, net	2,985,424	1,134,505	717,986
Gain on sale of real estate	-	300,790	207,165
Rental income	-	270,528	301,426
Insurance proceeds	-	-	672,243
Other, net	139,913	331,150	299,952
Total noninterest income	3,750,968	2,599,586	2,680,980
Noninterest expense:			
Compensation and benefits	7,643,251	6,493,661	5,659,378
Office, occupancy, and equipment	2,758,158	2,586,580	2,002,573
Insurance	226,511	208,279	232,491
Professional and legal	425,185	344,849	331,103
Other	3,085,530	2,584,041	2,183,795
Total noninterest expense	14,138,635	12,217,410	10,409,340
Income before federal income taxes	10,808,622	10,001,170	9,475,590
Federal income taxes:			
Current	3,431,586	3,128,578	3,099,581
Deferred	203,727	236,714	63,679
	3,635,313	3,365,292	3,163,260
Net income	$ 7,173,309	$ 6,635,878	$ 6,312,330
Basic earnings per share	$ 1.24	$ 1.15	$ 1.09
Diluted earnings per share	$ 1.21	$ 1.12	$ 1.05

See accompanying notes to consolidated financial statements.

PVF CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended June 30, 2002, 2001, and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at July 1, 1999	$ 43,897	20,248,139	18,635,022	(71,250)	38,855,808
Net income	--	--	6,312,330	--	6,312,330
Stock options exercised, 3,982 shares	40	8,043	--	--	8,083
Cash paid in lieu of fractional shares	--	--	(2,110)	--	(2,110)
Stock dividend issued, 439,609 shares	4,396	4,529,072	(4,533,468)	--	--
Cash dividend	--	--	(1,372,120)	--	(1,372,120)
Purchase of 87,013 shares of Treasury stock	--	--	--	(901,928)	(901,928)
Balance at June 30, 2000	48,833	24,785,254	19,039,654	(973,178)	42,900,063
Net income	--	--	6,635,878	--	6,635,878
Stock options exercised, 20,384 shares	204	38,201	--	--	38,405
Cash paid in lieu of fractional shares	--	--	(1,840)	--	(1,840)
Stock dividend issued, 477,597 shares	4,776	6,414,128	(6,418,904)	--	--
Cash dividend	--	--	(1,376,934)	--	(1,376,934)
Purchase of 21,488 shares of Treasury stock	--	--	--	(189,437)	(189,437)
Balance at June 30, 2001	53,313	31,237,583	17,877,854	(1,162,615)	48,006,135
Net income	--	--	7,173,309	--	7,173,309
Stock options exercised, 173,492 shares	1,735	293,425	--	--	295,160
Stock dividend issued, 540,600 shares	5,406	5,811,450	(5,816,856)	--	--
Cash dividend	--	--	(1,536,424)	--	(1,536,424)
Purchase of 136,395 shares of Treasury stock	--	--	--	(1,639,602)	(1,639,602)
Balance at June 30, 2002	$ 60,454	37,342,458	17,697,883	(2,802,217)	52,298,578

See accompanying notes to consolidated financial statements.

PVF CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2002, 2001, and 2000

	2002	2001	2000
Operating activities:			
Net income	$ 7,173,309	6,635,878	6,312,330
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:			
Accretion of discount on securities	--	(618,845)	(9,297)
Depreciation and amortization	1,060,530	710,375	587,993
Provision for loan losses	558,000	225,000	850,000
Accretion of unearned discount and deferred loan origination fees, net	(1,130,822)	(1,132,931)	(1,085,706)
Deferred income tax provision	(203,727)	(236,714)	(63,679)
Proceeds from loans held for sale	295,706,407	106,047,642	37,826,392
Originations of loans held for sale	(301,234,328)	(101,461,735)	(46,791,937)
Gain on the sale of loans, net	(2,981,311)	(633,362)	(170,199)
Net change in other assets and other liabilities	(1,213,531)	4,356,135	48,841
Net cash from operating activities	(2,265,473)	13,891,443	(2,495,262)
Investing activities:			
Loans originated	(135,864,877)	(226,319,550)	(236,094,858)
Principal repayments on loans	149,065,323	147,331,835	117,791,239
Principal repayments on mortgage-backed securities held to maturity	10,918,228	3,926,715	522,969
Purchase of mortgage-backed securities held to maturity	--	(977,611)	--
Purchase of securities held to maturity	(55,000,000)	(99,918,836)	(39,995,313)
Maturities and calls of securities held to maturity	50,090,394	115,584,929	79,798
Federal Home Loan Bank (FHLB) stock purchased, net	(505,319)	(3,601,078)	(2,081,775)
Additions to office properties and equipment	(3,094,421)	(6,636,488)	(442,127)
Disposals of real estate owned	353,100	740,442	478,410
(Additions) disposal of real estate held for investment, net	(350,000)	2,794,020	(297,168)
Net cash from investing activities	15,612,428	(67,075,622)	(160,038,825)

(Continued)

PVF CAPITAL CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2002, 2001, and 2000

	2002	2001	2000
Financing activities:			
Payments on FHLB advances	$ (183,127,160)	(89,106,985)	(124,066,896)
Proceeds from FHLB advances	118,000,000	160,000,000	173,000,000
Proceeds from notes payable	6,650,000	4,700,000	1,000,000
Repayment of notes payable	(3,061,980)	(1,000,000)	--
Net increase in NOW and passbook savings	23,728,050	2,913,422	10,847,871
Proceeds from issuance of certificates of deposit	88,664,759	124,038,791	160,039,738
Payments on maturing certificates of deposit	(113,252,740)	(87,401,922)	(61,147,486)
Increase in advances from borrowers	851,552	--	--
Payment of cash dividend	(1,536,424)	(1,378,774)	(1,374,230)
Purchase of Treasury stock	(1,639,602)	(189,437)	(901,928)
Other	295,160	332,347	719,541
Net cash from financing activities	(64,428,385)	112,907,442	158,116,610
Net increase (decrease) in cash and cash equivalents	(51,081,430)	59,723,263	(4,417,477)
Cash and cash equivalents at beginning of year	65,395,118	5,671,855	10,089,332
Cash and cash equivalents at end of year	$ 14,313,688	65,395,118	5,671,855
Supplemental disclosures of cash flow information:			
Cash payments of interest	$ 28,600,682	32,577,423	23,766,847
Cash payments of income taxes	2,825,000	3,399,482	2,780,000
Supplemental schedule of noncash investing and financing activities:			
Transfers to real estate owned	$ 355,132	742,981	585,226
Loans securitized into mortgage-backed securities	--	16,400,000	--

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

The accounting and reporting policies of PVF Capital Corp. and its subsidiaries (Company) conform to generally accepted accounting principles and general industry practice. The Company's principal subsidiary, Park View Federal Savings Bank (Bank), is principally engaged in the business of offering savings deposits through the issuance of savings accounts, money market accounts, and certificates of deposit and lending funds primarily for the purchase, construction, and improvement of real estate in Cuyahoga, Summit, Geauga, Lake, Medina and Lorain Counties, Ohio. The deposit accounts of the Bank are insured under the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC) and are backed by the full faith and credit of the United States government. The following is a description of the significant policies, which the Company follows in preparing and presenting its consolidated financial statements.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of PVF Capital Corp. and its wholly owned subsidiaries, Park View Federal Savings Bank and PVF Service Corporation. All significant intercompany transactions and balances are eliminated in consolidation.

(B) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses and fair value of financial instruments are particularly subject to change.

(C) ALLOWANCE FOR LOSSES

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreement. Since the Bank's loans are primarily collateral dependent, measurement of impairment is based on the fair value of the collateral.

The allowance for loan losses is maintained at a level to absorb probable losses inherent in the portfolio as of the balance sheet date. The adequacy of the allowance for loan losses is periodically evaluated by the Bank based upon the overall portfolio composition and general market conditions. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. Future adjustments to the allowance may also be required by regulatory examiners based on their judgments about information available to them at the time of their examination.

Uncollectable interest on loans that are contractually 90 days or more past due is charged off, or an allowance is established. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until the loan is determined to be performing in accordance with the applicable loan terms in which case the loan is returned to accrual status.

(D) MORTGAGE BANKING ACTIVITIES

Mortgage loans held for sale are carried at the lower of cost or market value, determined on an aggregate basis.

The Company retains servicing on loans that are sold. The Company recognizes an asset for mortgage servicing rights based on an allocation of total loan cost using relative fair values, or a liability for mortgage servicing rights based on fair value, if the benefits of servicing are not expected to adequately compensate the Company. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market interest rates and prepayment assumptions. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans such as interest rates and scheduled maturity. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value. The Company monitors prepayments, and in the event that actual prepayments exceed original estimates, amortization is adjusted accordingly.

(E) INVESTMENT AND MORTGAGE-BACKED SECURITIES

The Company classifies all securities as held to maturity or available for sale. Securities held to maturity are limited to debt securities that the Company has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost. Securities available for sale consist of all other securities; these securities are reported at fair value, and unrealized gains and losses are not reflected in earnings but are reflected as a component of accumulated other comprehensive income, net of tax. Investment and mortgage-backed securities that could be sold in the future because of changes in interest rates or other factors are not be classified as held to maturity.

Gains or losses on the sales of all securities are recognized at the date of sale (trade date). Premiums and discounts are amortized or accredited over the life of the related security as an adjustment to yield. Dividends and interest income are recognized when earned.

A decline in fair value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings resulting in establishment of a new cost basis for the security.

(F) OFFICE PROPERTIES AND EQUIPMENT

Depreciation and amortization are computed using the straight-line method at rates expected to amortize the cost of the assets over their estimated useful lives or, with respect to leasehold improvements, the term of the lease, if shorter. Estimated lives range from one to forty years. Land is carried at cost.

(G) FEDERAL INCOME TAXES

The Company files a consolidated tax return with its wholly owned subsidiaries and provides deferred federal income taxes in recognition of temporary differences between financial statement and income tax reporting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(H) LOAN ORIGINATION AND COMMITMENT FEES

The Company defers loan origination and commitment fees and certain direct loan origination costs and amortizes the net amount over the lives of the related loans as a yield adjustment if the loans are held for investment, or recognizes the net fees as mortgage banking income when the loans are sold.

(I) REAL ESTATE OWNED

Real estate owned is carried at the lower of cost or fair value less estimated selling costs. Costs after acquisition are expensed.

(J) LONG-TERM ASSETS

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(K) STATEMENTS OF CASH FLOWS

For purposes of the consolidated statements of cash flows, the Company considers cash and amounts due from depository institutions, interest bearing deposits, and federal funds sold with original maturities of less than three months to be cash equivalents. Net cash flows are reported for now and passbook savings accounts.

(L) STOCK COMPENSATION

Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense for options granted after 1994, using an option pricing model to estimate fair value.

(M) FINANCIAL INSTRUMENTS

Financial Instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

(N) EARNINGS PER SHARE

Earnings per share are calculated by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. The assumed exercise of stock options is included in the calculation of diluted earnings per share.

The per share data for 2002, 2001 and 2000 are adjusted to reflect the 10% stock dividends declared July 2002, July 2001 and July 2000.

(O) LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe thee now are such matters that will have a material effect on the financial statements.

(P) FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

(Q) OPERATING SEGMENTS

While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

(R) RECLASSIFICATIONS

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

(2) SECURITIES

Securities held to maturity at June 30, 2002 and 2001, are summarized as follows:

	2002			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
United States Government and agency securities	$ 55,000,000	639,100	(8,750)	55,630,350
Municipal bond	121,211	--	--	121,211
Total	$ 55,121,211	639,100	(8,750)	55,751,561
Due after one year through five years	$ 55,121,211	639,100	(8,750)	55,751,561

	2001			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
United States Government and agency securities	$ 50,000,000	--	--	50,000,000
Municipal bond	211,605	--	--	211,605
Total	$ 50,211,605	--	--	50,211,605
Due after one year through five years	$ 50,211,605	--	--	50,211,605

There were no sales of securities for the years ended June 30, 2002, 2001 or 2000. $50,000,000 of United States Government securities was called in the year ended June 30, 2002.

All United States Government and agency securities were callable within one year of June 30, 2002 and June 30, 2001.

(3) MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity at June 30, 2002 and 2001, are summarized as follows:

		2002		
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
FNMA mortgage-backed securities	$ 188,732	3,564	--	192,296
FHLMC mortgage-backed securities	7,022,569	199,969	--	7,222,538
Accrued interest receivable	85,905	--	--	85,905
	$ 7,297,206	203,533	--	7,500,739

		2001		
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
FNMA mortgage-backed securities	$ 873,612	28,667	--	902,279
FHLMC mortgage-backed securities	17,038,537	432,581	--	17,471,118
Accrued interest receivable	211,787	--	--	211,787
	$ 18,123,936	461,248	--	18,585,184

There were no sales of mortgage-backed securities for the years ended June 30, 2002, 2001 or 2000.

(4) LOANS RECEIVABLE HELD FOR LONG-TERM INVESTMENT

Loans receivable held for long-term investment at June 30, 2002 and 2001, consist of the following:

	2002	2001
Real estate mortgages:		
One-to-four family residential	$ 158,833,656	207,345,895
Home equity line of credit	53,349,287	37,596,975
Multifamily residential	43,451,715	43,771,548
Commercial	133,145,924	125,769,417
Commercial equity line of credit	22,872,121	15,232,077
Land	11,276,593	8,520,091
Land Development	48,848,284	50,313,182
Construction - residential	110,596,307	106,275,470
Construction - multi-family	1,084,805	306,000
Construction - commercial	33,451,288	28,962,103
Total real estate mortgages	616,909,981	624,092,758
Consumer	8,459,413	5,773,178
	625,369,394	629,865,936
Accrued interest receivable	3,415,327	3,415,327
Deferred loan origination fees	(2,789,665)	(2,318,127)
Unearned discount	(3,085)	(4,072)
Undisbursed portion of loan proceeds	(58,097,903)	(53,795,368)
Allowance for loan losses	(3,901,839)	(3,520,198)
	$ 563,550,556	573,643,498

A summary of the changes in the allowance for loan losses for the years ended June 30, 2002, 2001, and 2000, is as follows:

	2002	2001	2000
Beginning balance	$ 3,520,198	3,387,474	2,629,743
Provision charged to operations	558,000	225,000	850,000
Charge-offs	(206,078)	(112,435)	(92,855)
Recoveries	29,719	20,159	586
Ending balance	$ 3,901,839	3,520,198	3,387,474

The following is a summary of the principal balances of loans on nonaccrual status, and loans past due 90 days or more which were on accrual status, at June 30:

	2002	2001
Loans on nonaccrual status:		
Real estate mortgages:		
One-to-four family residential	$ 2,700,000	1,491,000
Commercial	1,200,000	1,016,000
Multi-family residential	100,000	115,000
Construction and land	3,800,000	2,763,000
Total loans on nonaccrual status	7,800,000	5,385,000
Past due loans on accrual status - real estate mortgages - construction and land	--	20,000
Total nonaccrual and past due loans	$ 7,800,000	5,405,000

During the years ended June 30, 2002, 2001 and 2000, gross interest income of $548,000, $769,931, and $502,840, respectively, would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the period.

At June 30, 2002 and 2001, the recorded investment in loans, which have been identified as being impaired, totaled $13,016,000 and $5,385,000, respectively. Included in the impaired amount at June 30, 2002 and 2001, is $115,362 and $237,338, respectively, related to loans with a corresponding valuation allowance of $29,719 and $47,746, respectively. The Company recognized no interest on impaired loans in 2002, 2001, and 2000 (during the portion of the respective years that they were impaired).

Average impaired loans for the years ended June 30, 2002 and 2001 amounted to $6,983,200 and $5,504,500, respectively.

(5) MORTGAGE BANKING ACTIVITIES

Mortgage banking activities, net, including gains and losses on sales of loans, for each of the years in the three-year period ended June 30, 2002, consist of the following:

	2002	2001	2000
Mortgage loan servicing fees	$ 1,116,929	810,567	755,705
Amortization of mortgage servicing rights	(1,112,817)	(354,424)	(162,918)
Gross realized:			
Gains on sales of loans	3,079,814	1,766,805	613,584
Losses on sales of loans	(98,502)	(1,133,443)	(443,385)
Market valuation provision for losses on loans receivable held for sale	--	--	(45,000)
Market valuation recoveries	--	45,000	--
	$ 2,985,424	1,134,505	717,896

The allowance for mortgage banking market value losses was $0, $0, and $45,000 for the years ended June 30, 2002, 2001 and 2000.

At June 30, 2002 and 2001, the Company was servicing whole and participation mortgage loans for others aggregating approximately $528,319,233 and $351,657,535, respectively. The Company had $6,069,959 and $4,817,581 at June 30, 2002 and 2001, respectively, of funds collected on mortgage loans serviced for others due to investors, which is included in accrued expenses and other liabilities.

Originated mortgage servicing rights capitalized and amortized during the years ended June 30, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Beginning balance	$ 1,284,678	833,558	798,973
Originated	3,083,286	805,544	197,503
Amortized	(1,112,817)	(354,424)	(162,918)
Ending balance	$ 3,255,147	1,284,678	833,558
Estimated fair value	$ 5,141,780	3,548,783	2,349,255

No valuation allowance has been established for mortgage servicing rights, as there has been no impairment on those rights.

(6) OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at cost, less accumulated depreciation and amortization at June 30, 2002 and 2001 are summarized as follows:

	2002	2001
Land and land improvements	$ 847,500	682,500
Building and building improvements	4,715,304	4,217,307
Leasehold improvements	3,793,711	2,446,845
Furniture and equipment	6,532,717	5,450,947
	15,889,232	12,797,599
Less accumulated depreciation and amortization	(6,071,884)	(5,014,142)
	$ 9,817,348	7,783,457

PVF CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2002, 2001, and 2000

(7) DEPOSITS

Deposit balances at June 30, 2002 and 2001 are summarized by interest rate as follows:

		2002		2001	
		Amount	%	Amount	%
NOW and money market accounts					
	Noninterest bearing	$12,092,628	2.5%	$12,131,093	2.5%
	2.00 - 5.00%	58,813,116	12.3	40,968,105	8.5
		70,905,744	14.8	53,099,198	11.0
Passbook savings	3.00 - 5.00%	37,166,435	7.7	31,244,931	6.5
Certificates of deposit	2.50 - 2.99%	91,168,895	19.0	253,089	0.1
	3.00 - 3.99	117,780,641	24.6	11,015,229	2.3
	4.00 - 4.99	49,071,134	10.2	58,371,097	12.1
	5.00 - 5.99	26,261,752	5.5	73,859,206	15.4
	6.00 - 6.99	43,549,703	9.1	154,064,360	32.1
	7.00 - 7.99	43,693,887	9.1	98,547,027	20.5
	8.00 - 8.99	74,029	0.0	78,013	0.0
		371,600,039	77.5	396,188,021	82.5
		$479,672,218	100.0%	$480,532,150	100.0%
Weighted average rate on deposits			5.43%		5.53%

	2002		2001	
	Amount	%	Amount	%
Remaining term to maturity of certificates of deposit:				
12 months or less	$254,171,324	68.4	$291,120,701	73.5%
13 to 24 months	77,333,220	20.8	88,000,633	22.2
25 to 36 months	24,414,990	6.6	7,055,108	1.8
Over 36 months	15,680,505	4.2	10,011,579	2.5
	$371,600,039	100.0%	$396,188,021	100.0%
Weighted average rate on certificates of deposit		4.57%		6.23%

Time deposits in amounts of $100,000 or more totaled approximately $105,828,000 and $119,310,000 at June 30, 2002 and 2001, respectively.

Interest expense on deposits is summarized as follows:

	2002	2001	2000
NOW accounts	$ 1,079,276	1,292,321	978,645
Passbook accounts	660,260	771,793	812,545
Certificates of deposit	19,255,467	25,015,617	17,617,936
	$ 20,995,003	27,079,731	19,409,126

(8) ADVANCES FROM THE FEDERAL HOME LOAN BANK OF CINCINNATI

Advances from the Federal Home Loan Bank of Cincinnati (FHLB), with maturities and interest rates thereon at June 30, 2002 and 2001, were as follows:

Maturity	Interest Rate	2002	2001
June 2002	5.37%	$ --	65,000,000
February 2003	6.00	500,000	500,000
February 2006	6.05	239,695	366,855
February 2008	5.37	10,000,000	10,000,000
March 2008	5.64	10,000,000	10,000,000
March 2011	3.94	50,000,000	50,000,000
May 2011	4.16	50,000,000	50,000,000
		$ 120,739,695	185,866,855
Weighted average interest rate		4.30%	4.68%

In order to secure these advances, the Bank has pledged mortgage loans with unpaid principal balances aggregating approximately $150,925,000 and $191,095,000 at June 30, 2002 and 2001, respectively. In addition, stock in the FHLB is pledged for such advances.

(9) NOTES PAYABLE

On July 26, 2000, the Company secured a $5 million line of credit from another federally insured institution at a variable interest rate that adjusts to LIBOR plus 200 basis points. Each draw is separately negotiated with respect to rate and term. The outstanding balance at June 30, 2002 and June 30, 2001 was $4,900,000 and $4,700,000, respectively. The line was extended in July 2002 for an additional year and can be extended indefinitely. The line is secured by all of the Company's stock in the Bank.

On March 8, 2002, one of the Company's subsidiaries obtained a $3.4 million term loan from another federally insured institution to refinance the Company's Solon headquarters building. The note carries a variable interest rate that adjusts to LIBOR plus 230 basis points. The loan matures on March 15, 2007. The loan is guaranteed by the Company.

(10) FEDERAL INCOME TAXES AND RETAINED EARNINGS

The accompanying consolidated financial statements reflect provisions for federal income taxes differing from the amounts computed by applying the U.S. federal income tax statutory rate to income before federal income taxes. These differences are reconciled as follows:

	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Computed expected tax	$ 3,783,018	35.0	$ 3,500,410	35.0%	$ 3,316,457	35.0%
Decrease in tax resulting from:						
Benefit of graduated rates	(100,000)	(1.0)	(100,000)	(1.0)	(94,756)	(1.0)
Tax credits	(111,646)	(1.0)	(111,646)	(1.1)	(111,774)	(1.2)
Other, net	63,941	0.6	76,528	0.8	53,333	0.6
	$ 3,635,313	33.6%	$ 3,365,292	33.7%	$ 3,163,260	33.4%

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2002 and 2001 are:

	2002	2001
Deferred tax assets:		
Loan loss and other reserves	$ 1,345,883	1,188,320
Deferred Compensation	428,385	200,940
Unrealized gains on loans held for sale	91,637	-
Other	25,737	5,087
Total gross deferred tax assets	1,891,642	1,394,347
Less valuation allowance	--	--
Net deferred tax assets	1,891,642	1,394,347
Deferred tax liabilities:		
Deferred loan fees, net	309,847	421,069
FHLB stock dividend	1,034,365	845,427
Unrealized losses on loan held for sale	-	116,711
Originated mortgage servicing asset	1,106,750	436,791
Fixed assets	798,412	874,116
Other	193,413	199,094
Total gross deferred tax liabilities	3,442,787	2,893,208
Net deferred tax liability	$ (1,551,145)	(1,498,861)

A valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of June 30, 2002 or 2001.

Retained earnings at June 30, 2002 include approximately $4,516,000 for which no provision for federal income tax has been made. This amount represents allocations of income during years prior to 1988 to bad debt deductions for tax purposes only. These qualifying and nonqualifying base year reserves and supplemental reserves will be recaptured into income in the event of certain distributions and redemptions. Such recapture would create income for tax purposes only, which would be subject to the then current corporate income tax rate. Recapture would not occur upon the reorganization, merger, or acquisition of the Bank, nor if the Bank is merged or liquidated tax-free into a bank or undergoes a charter change. If the Bank fails to qualify as a bank or merges into a nonbank entity, these reserves will be recaptured into income.

The favorable reserve method previously afforded to thrifts was repealed for tax years beginning after December 31, 1995. Large thrifts were required to switch to the specific charge-off method of section 166. In general, a thrift is required to recapture the amount of its qualifying and nonqualifying reserves in excess of its qualifying and nonqualifying base year reserves. The Bank has no such excess reserves to recapture.

(11) LEASES

Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at June 30, 2002:

Year Ending June 30,

2003	$ 348,070
2004	264,838
2005	221,056
2006	166,845
2007	111,082
Thereafter	145,600
Total minimum lease payments	$ 1,257,491

During the years ended June 30, 2002, 2001, and 2000, rental expense was $555,030, $809,169, and $593,331, respectively.

(12) COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank enters into commitments with off-balance sheet risk to meet the financing needs of its customers. Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of 60 to 120 days or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the applicant. Collateral held is generally residential and commercial real estate.

The Bank's lending is concentrated in Northeastern Ohio, and as a result, the economic conditions and market for real estate in Northeastern Ohio could have a significant impact on the Bank.

At June 30, 2002 and 2001, the Bank had the following commitments:

	2002	2001
Commitments to sell mortgage loans in the secondary market	$25,733,000	$ 100,000
Commitments to fund variable mortgage loans	14,173,479	37,223,216
Commitments to fund fixed mortgage loans	30,247,388	18,667,550

The fixed rate loan commitments have interest rates ranging from 5.125% to 8.25%.

There are pending against the Company various lawsuits and claims which arise in the normal course of business. In the opinion of management, any liabilities that may result from pending lawsuits and claims will not materially affect the financial position of the Company.

(13) REGULATORY CAPITAL

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Office of Thrift Supervision (OTS) regulations requires savings institutions to maintain certain minimum levels of regulatory capital. An institution that fails to comply with its regulatory capital requirements must obtain OTS approval of a capital plan and can be subject to a capital directive and certain restrictions on its operations. At June 30, 2002, the minimum regulatory capital regulations require institutions to have equity capital to total tangible assets of 1.5%; a minimum leverage ratio of core (Tier 1) capital to total adjusted tangible assets of 4%; and a minimum ratio of total capital to risk weighted assets of 8%. At June 30, 2002, the Bank exceeded all of the aforementioned regulatory capital requirements.

Regulations limit capital distributions by savings institutions. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At June 30, 2002, these limitations are not expected to prevent the company from paying its normal cash dividends.

The most recent notification from the Office of Thrift Supervision categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

At June 30, 2002 and 2001, the Bank was in compliance with regulatory capital requirements as set forth below (dollars in thousands):

	Equity Capital	Core/ Leverage Capital	Tier-1 Risk-Based Capital	Total Risk-Based Capital
June 30, 2002:				
GAAP capital	$ 53,553	53,553	53,553	53,553
Nonallowable component	--	(159)	(159)	(159)
General loan valuation allowances	--	--		3,872
Regulatory capital	53,553	53,394	53,394	57,266
Total assets	671,894	671,894	671,894	671,894
Adjusted total assets		671,735		
Risk-weighted assets			492,375	492,375
Actual capital ratio	7.97%	7.95%	10.84%	11.63%
Regulatory requirement for capital adequacy purposes	1.50%	4.00%		8.00%
Regulatory capital category - well-capitalized - equal to or greater than		5.00%	6.00%	10.00%

	Equity Capital	Core/ Leverage Capital	Tier-1 Risk-Based Capital	Total Risk-Based Capital
June 30, 2001:				
GAAP capital	$ 47,698	47,698	47,698	47,698
Nonallowable component	--	(209)	(209)	(209)
General loan valuation allowances	--	--	--	3,495
Regulatory capital	47,698	47,489	47,489	50,984
Total assets	735,500			
Adjusted total assets		735,291		
Risk-weighted assets			496,709	496,709
Actual capital ratio	6.49%	6.46%	9.56%	10.26%
Regulatory requirement for capital adequacy purposes	1.50%	4.00%		8.00%
Regulatory capital category - well-capitalized - equal to or greater than		5.00%	6.00%	10.00%

(14) RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2002 were as follows.

Beginning balance	$ 1,730,000
New Loans	4,750,000
Repayments	(2,013,000)
Ending balance	$ 4,467,000

(15) STOCK OPTIONS

The Bank offered stock options to the directors and officers of the bank under a 1992 plan, a 1996 plan, and a 2000 plan.

Under the 1992 plan 85,000 options were originally authorized and granted, which are exercisable for a ten-year period and can be exercised at any time. All options under the 1992 plan have been both issued and granted, and 20,145 options, adjusted to reflect all stock dividends, remain outstanding at June 30, 2002.

Under the 1996 plan, in fiscal year 1997, 21,400 options were originally authorized and granted, in fiscal year 1998, 21,700 options were originally authorized and granted, in fiscal year 1999, 21,700 options were originally authorized and granted, in fiscal year 2000, 53,300 options were originally authorized and granted, in fiscal year 2001, 64,700 options were originally authorized and granted, and in fiscal year 2002, 31,800 options were originally authorized and granted. The options are exercisable for a ten-year period, with a vesting period ranging from zero to five years as stated in the individual option agreements. As of June 30, 2002, 270,711 options, adjusted to reflect all stock dividends, remain as issued but outstanding, and 90,209 options are still available to be issued.

Under the 2000 plan, in fiscal year 2002, 28,000 options were originally authorized and granted. These options are exercisable for a ten-year period and can be exercised at any time. As of June 30, 2002, all options granted under the 2000 plan remain outstanding. 240,020 options are still available to be issued.

Options were granted at fair market value and, accordingly, no charges were reflected in compensation and benefits expense due to the granting of stock options. The excess of the option price over the par value of the shares purchased through the exercise of stock options is credited to additional capital:

	2002		2001		2000	
	Shares	Average Option Price	Shares	Average Option Price	Shares	Average Option Price
Outstanding beginning of year	457,065		405,748	$ 5.09	346,073	$ 3.95
Exercised	(198,009)	2.14	(22,878)	1.68	(4,818)	1.68
Expired	--	--	--	--	--	--
Granted	59,800	10.84	74,195	9.02	64,493	10.69
Outstanding end of year	318,856	9.10	457,065	$ 5.93	405,748	$ 5.09
Exercisable end of year		4.99	367,032	$ 4.99	310,083	$ 5.09

As of June 30, 2002, options outstanding have exercise prices between $1.67 and $11.39 and a weighted average remaining contractual life of 6.86 years.

The Company's pro forma information for the years ended June 30:

	2002	2001	2000
Net income	$ 7,173,139	6,635,878	6,312,330
Less: Pro forma compensation expense, net of tax	52,035	129,146	90,372
Pro forma earnings	$ 7,121,104	6,506,732	6,221,958
Basic earnings per share	$ 1.24	1.27	1.20
Pro forma basic earnings per share	$ 1.23	1.25	1.18
Diluted earning per share	$ 1.21	1.23	1.16
Pro forma diluted earnings per share	$ 1.20	1.21	1.15

The above results may not be representative of the effects of SFAS No. 123 on net income for future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001, and 2000: expected dividend yield of 2.73% in 2002 and 2.00% in 2001 and 2000; expected option lives of 7 years in 2002, 2001 and 2000; expected volatility of 7% in 2002, and 30% in 2001 and 2000 and average risk free interest rates of 4.73%, 5.71 %, and 6.14 %, respectively.

Pursuant to the terms of the plans, share information and exercise prices have been adjusted to reflect the impact of stock splits and dividends subsequent to the granting dates of the options.

(16) EARNINGS PER SHARE

Reconciliation of basic earnings per share to diluted earnings per share for the years ended June 30:

	2002		
	Net Income	Shares	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ 7,173,139	5,796,596	1.24
Effect of stock options	--	151,346	0.03
Diluted EPS			
Income available to common shareholders	$ 7,173,139	5,947,942	1.21

	2001		
	Net Income	Shares	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ 6,635,878	5,736,139	1.15
Effect of stock options	--	194,739	0.03
Diluted EPS			
Income available to common shareholders	$ 6,635,878	5,930,878	1.12

	2000		
	Net Income	Shares	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ 6,312,330	5,787,330	1.09
Effect of stock options	--	214,629	0.04
Diluted EPS			
Income available to common shareholders	$ 6,312,330	6,001,959	1.05

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	June 30, 2002		June 30, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and amounts due from depository institutions	$ 4,526,976	4,526,976	8,144,926	8,144,926
Interest-bearing deposits	1,736,712	1,736,712	1,200,192	1,200,192
Federal funds sold	8,050,000	8,050,000	56,050,000	56,050,000
Securities held to maturity	55,121,211	55,751,561	50,211,605	50,211,605
Mortgage-backed securities held to maturity	7,297,206	7,500,739	18,123,936	18,585,184
Loans receivable held for:				
Long-term investment, net	563,550,556	597,488,000	573,643,498	580,385,000
Sale, net	11,679,735	11,940,309	6,151,814	6,198,747
Stock in the Federal Home Loan Bank of Cincinnati	9,947,624	9,947,624	9,442,305	9,442,305
Liabilities:				
Demand deposits and passbook savings	$ (108,072,179)	(108,072,179)	(84,344,129)	(84,344,129)
Time deposits	(371,600,039)	(376,534,000)	(396,188,021)	(401,746,000)
Advances from the Federal Home loan Bank of Cincinnati	(120,739,695)	(125,205,695)	(185,866,855)	(186,563,000)
Notes payable	(8,288,020)	(8,288,020)	(4,700,000)	(4,700,000)

Cash and amounts due from depository institutions, interest bearing deposits, and federal funds sold. The carrying amount is a reasonable estimate of fair value because of the short maturity of these instruments.

Securities and mortgage-backed securities. Estimated fair value for securities and mortgage-backed securities is based on quoted market prices.

Loans receivable held for investment and held for sale. For loans receivable held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. For performing loans receivable held for investment, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs. For other loans, cash flows and maturities are estimated based on contractual interest rates and historical experience and are discounted using secondary market rates adjusted for differences in servicing and credit costs.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Stock in the Federal Home Loan Bank of Cincinnati. This item is valued at cost, which represents redemption value and approximates fair value.

Demand deposits and time deposits. The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flows and rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank of Cincinnati. The fair value of the Bank's FHLB debt is estimated based on the current rates offered to the Bank for debt of the same remaining maturities.

Notes payable. The carrying value of the Company's variable rate note payable is a reasonable estimate of fair value based on the current incremental borrowing rate for similar types of borrowing arrangements.

Off-balance sheet instruments. The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of undisbursed lines of credit is based on fees currently charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying amount and fair value of off-balance sheet instruments is not significant as of June 30, 2002 and 2001.

(18) PARENT COMPANY

The following condensed statements of financial condition as of June 30, 2002 and 2001 and related condensed statements of operations and cash flows for the years ended June 30, 2002, 2001and 2000 for PVF Capital Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

CONDENSED STATEMENTS OF FINANCIAL CONDITION	2002	2001
Cash and amounts due from depository institutions	$ 106,598	$ 44,578
Prepaid expenses and other assets	1,701,403	3,279,888
Investment in subsidiaries, at equity in underlying book value of net assets	55,409,326	49,396,610
Total assets	$ 57,217,327	$ 52,721,076
Accrued expenses and other liabilities	18,749	14,941
Note payable	4,900,000	4,700,000
Stockholders' equity	52,298,578	48,006,135
Total liabilities and stockholders' equity	$ 57,217,327	$ 52,721,076

CONDENSED STATEMENTS OF OPERATIONS	2002	2001	2000
Income:			
Mortgage banking activities	$ 142,140	213,171	251,349
Other, net	--	--	12,261
	142,140	213,171	263,610
Expenses:			
Interest expense	276,418	304,688	--
General and administrative	214,296	184,532	206,579
	490,714	489,220	206,579
(Loss) income before federal income taxes and equity in undistributed net income of subsidiaries	(348,574)	(276,049)	57,031
Federal income taxes	116,951	93,856	20,267
(Loss) income before equity in undistributed net income of subsidiaries	(231,623)	(182,193)	36,764
Equity in undistributed net income of subsidiaries	7,404,932	6,818,071	6,275,566
Net income	$ 7,173,309	6,635,878	6,312,330

PVF CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2002, 2001, and 2000

CONDENSED STATEMENTS OF CASH FLOWS	2002	2001	2000
Operating activities:			
Net income	$ 7,173,309	6,635,878	6,312,330
Equity in undistributed net income of subsidiaries	(7,404,932)	(6,818,071)	(6,275,566)
Repayment of advance from subsidiary	1,615,873	10,175,000	1,890,000
Other, net	(33,581)	(6,890,112)	(436,314)
Net cash provided by (used in) operating activities	1,350,669	3,102,695	1,490,450
Investing activities:			
Investment in Parkview Federal Savings Bank	--	(500,000)	(765,000)
Net cash used in investing activities	--	(500,000)	(765,000)
Financing activities:			
Repayment on note payable	(3,050,000)	(1,400,000)	--
Proceeds from note payable	3,250,000	--	--
Proceeds from exercise of stock options	142,376	38,405	8,083
Cash paid in lieu of fractional shares	--	--	(2,110)
Dividends received from subsidiaries	1,545,000	350,000	1,500,000
Dividends paid	(1,536,423)	(1,378,774)	(1,378,774)
Purchase of Treasury stock	(1,639,602)	(189,437)	(901,928)
Net cash provided by (used in) financing activities	(1,288,649)	(2,579,806)	(768,075)
Net increase (decrease) in cash and cash equivalents	62,020	22,889	(42,625)
Cash and cash equivalents at beginning of year	44,578	21,689	64,314
Cash and cash equivalents at end of year	$ 106,598	44,578	21,689

(19) 401(k) SAVINGS PLAN

Employees who have reached age 18 and have completed one year of eligibility service are eligible to participate in the Company's 401(k) Savings Plan. The plan allowed eligible employees to contribute up to 7% of their compensation through December 31, 2000 and allows up to 15%, beginning on January 1, 2001, with the Company matching up to 50% of the first 4% contributed by the employee, as determined by the Company for the contribution period. The plan also permits the Company to make a profit sharing contribution at its discretion up to 4% of the employee's compensation. Participants vest in the Company's contributions ratably over six years.

The total of the Company's matching and profit sharing contribution cost related to the plan for the years ended June 30, 2002, 2001, and 2000 was $89,966, $83,255, and $78,295, respectively.

(20) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited consolidated quarterly results of operations for 2002 and 2001 (in thousands of dollars, except per share data): (1)

	Quarters For the Year Ended June 30, 2002			
	First	Second	Third	Fourth
Interest income	$ 12,889	12,715	11,611	11,599
Interest expense	7,885	7,005	6,231	5,940
Net interest income	5,005	5,710	5,380	5,659
Provision for losses on loans	125	228	50	155
Noninterest income	781	1,070	870	1,030
Noninterest expense	3,159	3,732	3,548	3,700
Income before taxes	2,502	2,820	2,652	2,834
Federal income taxes	832	977	889	938
Net income	$ 1,671	1,843	1,763	1,896
Basic earnings per share (2)	$ 0.29	0.32	0.30	0.33
Diluted earnings per share (2)	$ 0.28	0.31	0.29	0.32

PVF CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2002, 2001, and 2000

	Quarters For the Year Ended June 30, 2001			
	First	Second	Third	Fourth
Interest income	$ 13,202	13,856	13,266	13,639
Interest expense	8,365	8,931	8,256	8,567
Net interest income	4,837	4,925	5,010	5,072
Provision for losses on loans	--	--	75	150
Noninterest income	441	589	566	1,108
Noninterest expense	2,841	3,043	3,222	3,215
Income before taxes	2,437	2,471	2,279	2,815
Federal income taxes	808	829	771	957
Net income	$ 1,629	1,642	1,508	1,858
Basic earnings per share (2)	$ 0.31	0.31	0.29	0.36
Diluted earnings per share (2)	$ 0.30	0.30	0.28	0.35

(1) The total of the four quarterly amounts may not equal the full year amount due to rounding.

(2) After giving effect to a 10% stock dividend, declared on July 25, 2001 and issued on September 1, 2001 and a 10% stock dividend, declared on June 25, 2002 and issued on August 30, 2002.

Board of Directors

John R. Male
Chairman of the Board and
Chief Executive Officer

C. Keith Swaney
President, Chief Operating Officer
and Treasurer

Gerald A. Fallon
Retired

Robert K. Healey
Retired

Stanley T. Jaros
Partner
Moriarty & Jaros, P.L.L.

Raymond J. Negrelli
President
Raymond J. Negrelli, Inc.

Stuart D. Neidus
Chairman and
Chief Executive Officer
Anthony & Sylvan Pools Corporation

Executive Officers

John R. Male
Chairman of the Board and
Chief Executive Officer

C. Keith Swaney
President, Chief Operating Officer
and Treasurer

Jeffrey N. Male
Vice President and Secretary

General Information

**Independent
Certified Accountants**
Crowe, Chizek and Company LLP
Landerbrook Corporate Center One
5900 Landerbrook Drive
Suite 205
Cleveland, Ohio 44124

General Counsel
Moriarty & Jaros, P.L.L.
30195 Chagrin Boulevard
Suite 110 North
Pepper Pike, Ohio 44124

Transfer Agent and Registrar
National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W., Suite 700
Washington, D.C. 20036

Stock Listing
NASDAQ Small-Cap Market
Symbol: PVFC

Annual Meeting
The 2002 Annual Meeting of Stockholders will be held on October 21, 2002 at 10:00 a.m. at the Company's Corporate Center, 30000 Aurora Road, Solon, Ohio.

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to the Corporate Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, Ohio 44139.


PVF CAPITAL CORP.

Corporate Center
30000 Aurora Road
Solon, OH 44139
440-248-7171
www.parkviewfederal.com